Exhibit 99.1

Entrée Resources Announces 2019 AGM Results

VANCOUVER, May 22, 2019 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") is pleased to announce the results of voting at its annual general meeting of shareholders which was held today in Vancouver, British Columbia (the "Meeting"). All matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated April 17, 2019, were approved by the requisite majority of votes cast at the Meeting.

NUMBER OF DIRECTORS
Shareholders approved setting the number of directors at six.

ELECTION OF DIRECTORS
The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Mark Bailey	66,817,716	96.96	2,811,910	4.04
Alan Edwards	66,826,548	95.97	2,803,078	4.03
James Harris	66,517,543	95.53	3,112,083	4.47
Michael Price	66,505.532	95.51	3,124,094	4.49
Stephen Scott	66,825,289	95.97	2,804,337	4.03
Anna Stylianides	66,816,444	95.96	2,813,182	4.04

APPOINTMENT OF AUDITORS
Davidson & Company LLP was re-appointed auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 16%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/May2019/22/c2560.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:30e 22-MAY-19